May 6, 1999

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Wintrust Financial Corporation and, under the date of March 19, 1999, we reported on the consolidated financial statements of Wintrust Financial Corporation and subsidiaries as of and for the years ended December 31, 1998 and 1997. On April 29, 1999, our appointment as principal accountants was terminated. We have read Wintrust Financial Corporation's statements included under Item 4 of its Form 8-K dated May 6, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with Wintrust Financial Corporation's statements that the board of directors approved the audit committee's recommendation to engage the accounting firm of Ernst & Young LLP as independent accountants.



Very truly yours,


/s/ KPMG LLP

Chicago, Illinois